Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business March 31, 2011, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$17,369
Interest-bearing balances		74,672
Securities:
Held-to-maturity securities		0
Available-for-sale securities		145,551
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		6,481
Securities purchased under agreements to resell		10,955
Loans and lease financing receivables:
Loans and leases held for sale		19,408
Loans and leases, net of unearned income	686,307
LESS: Allowance for loan and lease losses	18,779
Loans and leases, net of unearned income and allowance		667,528
Trading Assets		34,595
Premises and fixed assets (including capitalized leases)		8,062
Other real estate owned		5,290
Investments in unconsolidated subsidiaries and associated companies		588
Direct and indirect investments in real estate ventures		108
Intangible assets
Goodwill		20,936
Other intangible assets		27,181
Other assets		54,306

Total assets		$1,093,030

LIABILITIES
Deposits:
In domestic offices		$749,729
Noninterest-bearing	171,738
Interest-bearing	577,991
In foreign offices, Edge and Agreement subsidiaries, and IBFs		93,508
Noninterest-bearing	1,895
Interest-bearing	91,613
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		1,809
Securities sold under agreements to repurchase		14,094

Dollar Amounts In Millions

Trading liabilities	19,802
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	38,506
Subordinated notes and debentures	17,445
Other liabilities	32,953

Total liabilities	$967,846

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	98,980
Retained earnings	19,029
Accumulated other comprehensive income	5,381
Other equity capital components	0

Total bank equity capital	123,909
Noncontrolling (minority) interests in consolidated subsidiaries	1,275

Total equity capital	125,184

Total liabilities, and equity capital	$1,093,030

I, Timothy J. Sloan, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Timothy J. Sloan
EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf	Directors
Dave Hoyt
Michael Loughlin